Filed by Sanara MedTech Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sanara MedTech Inc.

Commission File No.: 001-39678

The following communication was made by Sanara MedTech Inc. in connection with its proposed acquisition by MiMedx Group, Inc.

Customer Email

Dear Customer,

I’m reaching out to share exciting news. Earlier this afternoon, we announced here that Sanara has agreed to combine with MIMEDX, a global provider of healing solutions for surgeries, wound care and burns.

This transaction brings together two highly focused and complementary organizations with strong momentum in the surgical market. Together, MIMEDX and Sanara will create a leading regenerative medicine company across numerous surgical subspecialties. By joining MIMEDX and benefiting from its broad portfolio, robust commercial capabilities and a commitment to innovation, we believe we will develop and commercialize transformative technologies that improve clinical outcomes even faster than we could on our own.

In MIMEDX, we have found a great partner – one that respects the strong business we have built at Sanara and the regenerative products we bring to its portfolio. Sanara and MIMEDX share many of the same values, including a commitment to innovation, patient outcomes and excellent clinical support. We are confident this partnership will better position us to deliver the products and support you have come to expect.

Today’s announcement is just the first step in a longer process. The transaction is expected to close by the end of the year, subject to customary closing conditions. Until then, it remains business as usual, and Sanara and MIMEDX will continue to operate as independent, separate companies. We remain fully committed to supporting you and your patients and there are no changes to how we work with you, and your day-to-day contacts at Sanara will remain the same.

We will work closely with MIMEDX to support a seamless transition for our stakeholders and will continue to keep you informed as we have updates to share. In the meantime, if you have any specific questions about this announcement, please do not hesitate to reach out.

We deeply value our relationship with you and appreciate your continued support.

Thank you,

[INSERT NAME]

Forward-Looking Statements

This communication relates to a proposed business combination transaction between MiMedx Group, Inc. (“MiMedx”) and Sanara Medtech Inc. (“Sanara”). This communication contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which include all statements that do not relate solely to historical or current facts, such as statements regarding the timing of the proposed transaction and the anticipated benefits of the proposed transaction. These forward-looking statements are and will be, subject to many risks, uncertainties and factors which may cause future events to be materially different from these forward-looking statements or anything implied therein. These risks and uncertainties include, but are not limited to: uncertainties as to the timing of the proposed transaction; the timing, receipt and terms and conditions of any required governmental or regulatory approvals of the proposed transaction that could reduce the anticipated benefits of or cause the parties to abandon the proposed transaction; risks related to the satisfaction of the conditions to closing the proposed transaction (including the failure to obtain necessary regulatory approvals or the approval of Sanara’s stockholders) in the anticipated timeframe or at all; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Sanara’s or MiMedx’s stock; disruption from the proposed transaction making it more difficult to maintain business and operational relationships, including retaining and hiring key personnel; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, including in certain circumstances requiring Sanara to pay a termination fee; risks related to disruption of management’s attention from Sanara’s ongoing business operations due to the proposed transaction; significant transaction costs; the risk of litigation and/or regulatory actions related to the proposed transaction; global economic conditions; adverse industry and market conditions; the ability to retain management and other personnel; risks associated with the development and process for obtaining regulatory approval for new products, the extent of product demand, market and customer acceptance, the effect of economic conditions, competition, pricing, uncertainties associated with the development and process for obtaining regulatory approval for new products, the ability to consummate and integrate acquisitions, and other risks, contingencies and uncertainties detailed in Sanara’s most recent annual report on Form 10-K and subsequent reports filed with the Securities and Exchange Commission (the “SEC”). While the list of risks and uncertainties presented here is, and the discussion of risks and uncertainties to be presented in the proxy statement that will be filed by Sanara with the SEC in connection with the proposed transaction will be, considered representative, no such list or discussion should be considered a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, and legal liability to third parties and similar risks, any of which could have a material adverse effect on the completion of the proposed transaction and/or Sanara’s consolidated financial condition, results of operations, credit rating or liquidity.

In light of the significant uncertainties in these forward-looking statements, Sanara cannot assure you that the forward-looking statements in this communication will prove to be accurate, and you should not regard these statements as a representation or warranty by Sanara, its directors, officers or employees or any other person that Sanara will achieve its objectives and plans in any specified time frame, or at all. Any forward-looking statements in this communication are based upon information available to Sanara on the date of this communication. Subject to applicable law, Sanara does not undertake to publicly update or revise its forward-looking statements.

Important Additional Information

In connection with the proposed transaction, MiMedx intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Sanara and that also constitutes a prospectus of MiMedx. Each of MiMedx and Sanara may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the proxy statement/prospectus or registration statement or any other document that MiMedx or Sanara may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Sanara. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about MiMedx, Sanara and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by MiMedx will be available free of charge on MiMedx’s website at https://investors.mimedx.com/. Copies will also be available at no charge at the Investors Relations section of Sanara’s website at https://ir.sanaramedtech.com/.

Participants in the Solicitation

Sanara, MiMedx and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Sanara, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Sanara’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2026. Information about the directors and executive officers of MiMedx, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in MiMedx’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2026 . Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Sanara and MiMedx using the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.